EXHIBIT 1.1

                                [FRB LETTERHEAD]


FOR IMMEDIATE RELEASE
WEDNESDAY, SEPTEMBER 9, 1998


STERICYCLE AND WASTE SYSTEMS, INC. ANNOUNCE PURCHASE AGREEMENT


Deerfield, Illinois, September 9, 1998 - Stericycle, Inc. (Nasdaq: SRCL), the second-largest provider of regulated medical waste management services in the U.S., and Waste Systems, Inc. ("WSI") announced today that they have entered into a purchase agreement pursuant to which Stericycle will acquire all of the common stock of WSI.

WSI owns 52.2% of the common stock of 3CI Complete Compliance Corporation ("3CI"; Nasdaq: TCCC), and all of 3CI's preferred stock. In addition, WSI holds a note from 3CI for approximately $5 million and accounts receivable from 3CI of $0.46 million. For its fiscal year ended September 30, 1997, 3CI reported revenues of $18.8 million, and for the 9-month period ended June 30, 1998, 3CI reported revenues of $14.1 million.

"We are excited about the opportunity to become the major shareholder in 3CI via our agreement to acquire WSI," said Mark Miller, Stericycle's president and chief executive officer.

3CI is strategically well-positioned in the southeastern and south central United States and provides medical waste services and treatment to over 17,000 customers in Arkansas, Alabama, Florida panhandle, Georgia, Kansas, Louisiana, Mississippi, Missouri, Oklahoma, Tennessee and Texas.

Terms of the transaction have not been disclosed and the agreement is subject to completion of due diligence and other normal closing conditions. The transaction is expected to close on or before September 30, 1998.

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Stericycle is the second-largest provider of regulated medical waste management services in the U.S. The Company's Electro-Thermal-Deactivation process destroys human pathogens without producing regulated air pollutants, and permits resource recovery. Stericycle operates on a multi-regional basis, providing medical waste collection, transportation, treatment, disposal, reduction and resource recovery.

SAFE HARBOR STATEMENT

Statements in the press release which are not strictly historical are "forward-looking." Forward-looking statements involve known and unknown risks, which may cause the Company's actual results in the future to differ materially from expected results. The risks and uncertainties that may affect the results of the Company's business include the following: difficulties and delays with respect to the completion and integration of acquisitions: delays and diversion of attention related to compliance with permitting and regulatory authorities; difficulties and delays with respect to marketing and sales activities: general uncertainties accompanying expansion into new markets.


  FOR MORE INFORMATION ON STERICYCLE, INC. VIA FASCIMILE AT NO ADDITIONAL COST,
           SIMPLY DIAL 1-800-PRO-INFO AND ENTER THE COMPANY CODE SRCL.

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